Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OVUM HEALTH INC.
929 Irish Rd.
Sagle, ID 83860
ovumhealth.com

Up to $617,999.88 in Common Stock at $1.24
Minimum Target Amount: $7,499.52

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: OVUM HEALTH INC.
Address: 929 Irish Rd., Sagle, ID 83860
State of Incorporation: DE
Date Incorporated: July 26, 2023

Terms:

Equity

Offering Minimum: $7,499.52 | 6,048 shares of Common Stock
Offering Maximum: $617,999.88 | 498,387 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.24
Minimum Investment Amount (per investor): $498.48

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus | 20% Bonus Shares

If you are a previous investor of either Ovum Health or MedAnswers, or if you are a valued partner in Ovum Health, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks | 5% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks | 15% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1

Invest $5,000+ between days 35 - 40 and receive 10% bonus shares.

Flash Perk 2

Invest $5,000+ between day 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk

Invest $5,000+ and receive 5% bonus shares.

Tier 2 Perk

Invest $25,000+ and receive 10% bonus shares.

Tier 3 Perk

Invest $100,000+ and receive 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

OVUM HEALTH INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.24/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $124. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonuses.

The Company and its Business

Company Overview

Ovum Health is a fertility telehealth platform and clinical care network providing non-invasive, infertility diagnostics and treatment as an alternative to in vitro fertilization (IVF) which is invasive, expensive, time-consuming, and has a high failure rate.

Ovum Health gets to the root cause of infertility and reverses the conditions in the way of natural fertility to help women get pregnant, stay pregnant and live to watch their babies grow. We are non-invasive, cost-saving, and have healthier outcomes than IVF.

We built a multi-specialty practice model and hired board-certified reproductive endocrinologists, medical geneticists, board-certified medical doctors with obesity certifications and lifestyle certifications, physician assistants and nurse practitioners with family medicine board certifications, as well as fertility registered nurses.

Intellectual Property

Ovum is the exclusive, worldwide licensee* of the AI-enabled digital health platform FertilityAnswers, which provides personalized answers to user questions about their fertility in exchange for completing a health profile. We then match those users to the clinics for a free nursing consultation. Under this relationship, Ovum pays the licensor, MedAnswers, a monthly access fee, payment of which has been deferred until a qualified round of financing is raised. A qualified round of financing has been defined as a minimum of $2M in funding.

Through the same license agreement, we are also the exclusive licensees of other IP, including the proprietary PCOS genetic test, the male fertility genetic test, the curated variant lists, as well as the reporting tool.

We own outright our AI-enabled RCM tool, as well as our menopause genetic test.

*The FertilityAnswers platform is owned by MedAnswers. The Governing Board of MedAnswers, in coordination with MedAnswers' legal counsel, granted an exclusive license to OVUM HEALTH. Alice Crisci, CEO of OVUM HEALTH, is currently serving as a Director of MedAnswers and, at the time of the execution of this license agreement, was CEO of MedAnswers. The business relationship between MedAnswers and OVUM HEALTH is licensor-licensee.

Business Model

Our approach to providing fertility care includes a 3-step approach:

1. Diagnostics - During this time patients meet with a Primary Fertility Provider (PFP) for an inital medical consultation, attend a lab appointment with a lab partner, an imaging appointment with an imaging partner, a follow-up visit to learn what diagnoses they have and what their treatment plan will be and an educational visit with a nurse to review the treatment plan.

2. Preconception Treatment phase is an evidence-based, personalized 12-week program to reverse the conditions in the way of pregnancy success. On average our patients are diagnosed with four conditions we need to reverse before they try to get pregnant. We leverage prescriptions short-term like GLP-1's, vitamin-D or Metformin to name a few, coupled with clinical grade supplements through our supplement supplier, Theralogix. We offer weekly medical nutrition therapy with a registered dietician, a group medical nutrition therapy session, daily tracking of data, weekly medical analysis of the data (temperature, hormonal, food, water, sleep, stress, etc) and daily nudges (rooted in nudge theory) that are educational and motivational.

3. Fertility Treatment phase includes medicated ovarian stimulation, timed intercourse, clinical grade supplementation, and remote patient monitoring. We continue medical nutrition therapy during this treatment phase.

Our approach reduces the risk of developing gestational diabetes, preeclampsia and premature birth, ultimately it can reduce the maternity costs for our payers.

We went to market with a fee-for-service contract with insurance payers including Medicaid. Fee-for-service is episodic in nature meaning we bill payers based on a health care visit between our patients and one of our providers. We are paid in arrears but are required to collect co-pays at the time of service. We invoice patients for the deductibles or co-insurance their insurance company tells us they owe us after they process a claim. Through our contracts with insurance companies to deliver covered health care services to their members, we have a pool of 40M insured lives we can market and provide services to.

We offer those without insurance coverage, a bundled rate or individual visit rates. Those are pre-paid before the time of service. 5% of our patients are self-pay. We plan to be offering the same approach to health systems and large employers.

Corporate History

Ovum Health, Inc. was incorporated on 07/26/2023 as a Delaware Corporation. Ovum Health is the MSO for Ovum Medical LLC which was formed as a disregarded entity on 2/16/2023. Ovum Medical contracts our health care providers and contracts with insurance payers to generate revenue for its MSO, which wholly owns Ovum Medical LLC.

Competitors and Industry

There are 90 million people of reproductive age insured in the United States through Commercial Plans like AETNA, Cigna, Blue Cross and / or Blue Shield, Tricare, United Healthcare, Medicaid and hundreds of plans many have never heard of. Based on CMS-published figures, $4.5 trillion is reimbursed by these commercial plans each year, with Medicare, Medicaid, and the military contributing another $1.5T annually in the United States.

Ovum went to market under fee-for-service contracts operating at 50% gross margins. Within the Serviceable $200 billion telemedicine market, we aim to secure 3,100 annual patients within 24 months of funding, translating into projected annual revenues of $10 million.* Through the digital front-door, FertilityAnswers free mobile engagement app, we believe we can capture a serviceable $750 million market.

Our competitors include: Progyny, Carrot, and Maven Health offer PPM business models to large employers to cover the most invasive treatment option in fertility.

Kindbody offers a self-insured, direct-pay business model for large employers to cover egg-freezing and IVF.

Ovum's first four competitors are billion-dollar companies competing for the .3% of reproductive-aged people who work for a large employer. Ovum serves the rest of the market with an inclusive business model and a non-invasive form of treatment.

FertilityCloud and Famlee offer a cash-pay model to only the healthiest of individuals who don't need holistic health care, which is very few people. Ovum serves all people and recognizes that testing only 13 hormones does not diagnose underlying conditions causing infertility or subfertility, let alone help treat the underlying causes. Ovum finds the underlying causes and treats them, restoring natural ovulation and helping women get pregnant with fewer pregnancy complications.

*This information is forward-looking information. Please refer to the offering's Risks for a breakdown of the risks associated with future projections.

Current Stage and Roadmap

We have an exclusive license for the FertilityAnswers digital platform for AI-enabled lead generation.* We are accepting cash-pay patients in 14 states, and insured patients in six of the 14. With 240 insurance contracts, including major providers like Aetna, BCBS, United, Cigna, Tricare, and Medicaid. Our strategic partnerships include IBM, Natera, Labcorp, Quest, and more.

We believe we have achieved a strong product-market fit and are now ready to scale through strategic investments in our team, technology, processes, and revenue acceleration. Our plans include expanding our insurance contracts nationwide, acquiring 3,100 patients leveraging an AI-enabled automated funnel that drives the lowest CAC in fertility, achieving a projected $3 million in annual revenue (AR) in the first fully funded year, potentially scaling to $10M in AR within the first three years.** Additionally, we aim to implement a single unified operating platform for FertilityAnswers, our proprietary nutri-tech platform, and ML-driven clinical decision support.

*The FertilityAnswers platform is owned by MedAnswers. The Governing Board of MedAnswers, in coordination with MedAnswers' legal counsel, granted an exclusive license to OVUM HEALTH. Alice Crisci, CEO of OVUM HEALTH, is currently serving as a Director of MedAnswers and, at the time of the execution of this license agreement, was CEO of MedAnswers. The business relationship between MedAnswers and OVUM HEALTH is licensor-licensee.

**This information is forward-looking information. Please refer to the offering's Risks for a breakdown of the risks associated with future projections.

The Team

Officers and Directors

Name: Alice Crisci

Alice Crisci's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer
  Dates of Service: February, 2023 - Present
  Responsibilities: As CEO, I'm responsible for capitalizing the company, hiring the entire team, managing compliance, and ensuring we execute our plan. Alice currently receives a salary compensation of $60,000 for this role. Alice will be providing Form C sign-off as the Company's Principal Accounting Officer. Alice is employed as a contractor for Ovum.

- Position: Board Member
  Dates of Service: August, 2023 - Present
  Responsibilities: Strategically guide the company in its growth, provide fiduciary responsibility on behalf of all shareholders.

Other business experience in the past three years:

- Employer: MedAnswers
  Title: CEO
  Dates of Service: January, 2018 - January, 2023
  Responsibilities: Alice was responsible for revenue generation, fundraising, and revenue fulfillment.

Other business experience in the past three years:

- Employer: MedAnswers
  Title: Board Member
  Dates of Service: January, 2024 - Present
  Responsibilities: Member of the Board of Directors

Name: Latrice Allen

Latrice Allen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Patient Advocate
  Dates of Service: July, 2023 - Present
  Responsibilities: Patient's first point of contact with Ovum. Explain and help them navigate through the program to achieve a healthy pregnancy. Latrice currently receives salary compensation of $5,000/month. Latrice is employed as a

contractor for Ovum.

Other business experience in the past three years:

- Employer: MedAnswers
  Title: Patient Navigator
  Dates of Service: January, 2019 - June, 2023
  Responsibilities: Support patients in connecting with clinical trials.

Name: Santiago Munne

Santiago Munne's current primary role is with Overture Life. Santiago Munne currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Fractional CSO
  Dates of Service: December, 2014 - Present
  Responsibilities: Santiago Munne Blanco provides scientific advice as well as networking opportunities having been over 30 years in the field of infertility treatment. Santiago is employed as a contractor for Ovum Health.

Other business experience in the past three years:

- Employer: Overture Life
  Title: COO, Chief Innovation officer (Overture Life)
  Dates of Service: December, 2018 - Present
  Responsibilities: COO role, innovation, give conferences at events, publishing scientific publications, strategic planning, business development, ...

Other business experience in the past three years:

- Employer: Progenesis
  Title: Scientific Director
  Dates of Service: February, 2024 - Present
  Responsibilities: Business development, scientific innovation, high level sales.

Name: Kirby Plessala

Kirby Plessala's current primary role is with Plessala Gynecology and Fertility. Kirby Plessala currently services less than one hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Medical Officer
  Dates of Service: March, 2023 - Present
  Responsibilities: I am the Chief Medical Officer. Kirby does not currently receive salary compensation for this role. Kirby is employed as a contractor for Ovum.

Other business experience in the past three years:

- Employer: Plessala Gynecology and Fertility
  Title: Owner, Physician
  Dates of Service: January, 2023 - Present
  Responsibilities: I am the owner and only physician.

Other business experience in the past three years:

- Employer: Mobile ObGynPC
  Title: Physician Owner
  Dates of Service: July, 1994 - November, 2022
  Responsibilities: Physician

Other business experience in the past three years:

- Employer: Innovative Medicine Partners
  Title: Owner
  Dates of Service: September, 2016 - Present
  Responsibilities: Owner

Name: Rohini Kosoglu

Rohini Kosoglu's current primary role is with Fusion Fund. Rohini Kosoglu currently services less than one hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2023 - Present
  Responsibilities: Strategic advisor and regulatory expert on the board of Ovum Medical. Rohini does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: White House
  Title: Deputy Assistant to the President and Domestic Policy Advisor to the Vice President
  Dates of Service: January, 2021 - August, 2022
  Responsibilities: Lead domestic policy for the Vice President

Other business experience in the past three years:

- Employer: Stanford University Human Centered Artificial Intelligence
  Title: Policy Fellow
  Dates of Service: June, 2023 - Present
  Responsibilities: Advise faculty and write about geopolitical implications of AI

Other business experience in the past three years:

- Employer: Stanford University Center for Biodesign
  Title: Director of Policy and Political Affairs
  Dates of Service: April, 2023 - Present
  Responsibilities: Design health care curriculum for fellows to spend a year in a senior level fellowship in DC

Other business experience in the past three years:

- Employer: RLK Consulting
  Title: Owner
  Dates of Service: October, 2022 - Present
  Responsibilities: Provide strategic advisor for companies, nonprofits, and campaigns.

Other business experience in the past three years:

- Employer: Fusion Fund
  Title: Venture Partner
  Dates of Service: July, 2023 - Present
  Responsibilities: Advise venture firms on startup investments

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds

sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and

investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Ovum Health Inc was formed on 7/26/2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ovum Health Inc has incurred a net loss and has had limited cash collection since inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the evolving telehealth market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

High Rates of Lawsuits in Health Care: The Company's wholly-owned subsidiary, Ovum Medical LLC, and its CEO, Alice Crisci, were named in a lawsuit by former co-owners of an unaffiliated medical device company.
According to the American Medical Association, 1 in 3 physicians have been sued at least once in their career. Ovum Medical LLC is involved in on-going litigation with former co-owners of a medical device company that has no affiliation with Ovum Medical. The lawsuit claims Ovum Medical, which exclusively is a telemedicine provider, is utilizing a medical device that has not yet been manufactured and once invented, could only be used in a medical office, which Ovum providers do not have access to. Ovum is working with a litigation attorney to get the lawsuit dismissed and does not expect to use the funds from this raise to compensate said attorney. The risk of lawsuits in health care is not insignificant and should be considered a risk for investments in health care.

Insurance Reimbursement Rates Decline
Our insurance contracts are fee-for-service. Payers could reduce the contracted rate they are willing to pay for our services which would negatively impact our margins. We do not control the pricing of that contract type.

Insurance Credentialing Delays
Insurance companies credentialing processes are not regulated and therefore take an average of 120 days to credential a provider under the contract Ovum Medical has in place. This can lead to delays in opening new markets and generating revenue. Turnover in staff we already credentialed can also lead to revenue declines while we wait to credential a new provider.

Risk of Contractor-Only Workforce and Future Employment Transition.
Currently, all personnel, including key leadership, are engaged as independent contractors rather than full-time employees. While we plan to transition key personnel to W-2 employee status after a successful raise, there is no assurance this will happen as expected. Our reliance on contractors may limit our ability to operate efficiently or adapt to certain challenges. If we are unable to complete the transition to full-time employees, it could affect our ability to retain or attract essential personnel, potentially impacting our business and operations.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Alice Crisci	5,000,000	Common Stock	53.62%

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 498,387 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 9,625,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $315,000.00
Maturity Date: January 03, 2027
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Financing defined as a $2M raise

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $315,000.00
  Use of proceeds: Operations and Marketing
  Date: January 05, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,000.00
  Number of Securities Sold: 9,625,000
  Use of proceeds: Issue founder stock.
  Date: August 22, 2024
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Once the Company has utilized the $315k raised in our Convertible Note offering, we estimate that we have four weeks of runway and must rely on investments to operate until revenue increases.

Foreseeable major expenses based on projections:

Marketing, Technology Development and Operations, Operational Capacity (Hiring humans), Clinical Capacity Building, and Market Expansion

Future operational challenges:

We must account for a 42-60 day delay in receiving payments. We also must account for a 120 day timeline for our payer contracts to credential our providers before we can start seeing patients. I have to be prepared to handle both employee and clinical turnover.

Future challenges related to capital resources:

Access to venture capital is more difficult these days especially for women so we are trying to get the company profitable as fast as possible so we can qualify for alternative forms of financing like USDA or SBA loans. Keeping our burn low enough to be profitable while scaling the company will be difficult.

Future milestones and events:

Acquiring 3,000 patients who go through our programs

Closing bundled pre-pay payments with self-pay patients, large employers and health systems.

Having payer contracts in all 50 states

Launching the nutri-tech part of our platform to scale and improve patient compliance

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 30, 2024 the Company has capital resources available in the form of $2,678 cash on hand, $50,000 in an investor commitment, and $67,000 in receivables. Shareholders previously lent the company $175,000 in credit cards to use and licensor MedAnswers lent the company $225,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our telehealth clinics remaining open for the patients we are currently serving while we get revenue up and the cash in the door.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign Are necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 5 months with no revenue increase. This is based on a current monthly burn rate of $25,000 for expenses related to support contractors ($17,000), technology operations (EMR, GSuite, Slack, Call Center) $4,000 and marketing spend as well as credit card payments] $4,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 13.3 months without any revenue. This is based on a projected monthly burn rate of $50,000 for expenses related to Salaries $30,000, Technology Operations $7,000, Marketing spend of $10,000 and paying down the cc's per month of $3K. If we hit our revenue goal we could achieve profitability from this raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including closing a Reg D offering with institutional venture capitalists, and corporate venture partners. We are also anticipating closing more paid pilots.

Indebtedness

- Creditor: Blake Brooke Ventures SPV for Ovum Health
  Amount Owed: $315,000.00

Interest Rate: 8.0%
Maturity Date: January 03, 2027
$5M cap upon conversion; automatic conversion upon a $2M raise

- Creditor: Alice Crisci
  Amount Owed: $120,000.00
  Interest Rate: 5.0%
  Maturity Date: November 21, 2028

- Creditor: Matthew White
  Amount Owed: $55,000.00
  Interest Rate: 5.0%
  Maturity Date: November 21, 2028

- Creditor: MedAnswers
  Amount Owed: $225,000.00
  Interest Rate: 5.0%
  Maturity Date: November 28, 2028

Related Party Transactions

- Name of Person: Alice Crisci
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Ms. Crisci lent the company $120,000 in credit card lines. The company has utilized 98% of the credit lines. The relationship between Ms. Crisci and Ovum Medical LLC is that of a 60-month loan with 5% interest rate and the commitment of the company to make minimum payments until the credit lines are able to be paid in full.
  Material Terms: 6% interest rate. Maturity date of November 21, 2028.

- Name of Person: Matthew White
  Relationship to Company: Co-Founder, Former Executive
  Nature / amount of interest in the transaction: Matthew also lent up to $55,000 in credit lines to the company. Five - year loan with a commitment to pay minimum payments until the credit lines can be paid in full.
  Material Terms: 5% interest with maturity date of November 28, 2023

- Name of Entity: MedAnswers
  Names of 20% owners: Alice Crisci
  Relationship to Company: MedAnswers licensed its technology to Ovum Medical and provided a paid pilot.
  Nature / amount of interest in the transaction: $225,000 loan from MedAnswers to Ovum.
  Material Terms: 5% 5-year loan no payments until Ovum is funded

Valuation

Pre-Money Valuation: $11,935,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has zero preferred stock authorized or outstanding; (ii) there are zero outstanding options or warrants with a right to acquire shares; and (iii) there are zero shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $315,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $7,499.52 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $617,999.88, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Working Capital
  20.0%
  Technology operations like EMR software, billing software, call center software, lead gen platform, paid ad spend, office rent

- Company Employment
  46.5%
  CEO, Chief of Staff, Chief Medical Officer, VP of Operations, Director of Operations, Chief of Patient Advocates, Chief Human Resources, CFO, Legal, SVP Marketing and Marketing department, VP Operations, Bookkeeper, Billing team, Benefits team. Wages to include equity incentive plan and be commensurate with phase of the company, size of the company, as well as training, experience and responsibility level.

- Technology Development and IP Protections
  25.0%
  Technology Development and IP Protections

- StartEngine Reg CF Campaign Marketing
  2.0%
  We will use 2% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at ovumhealth.com (www.ovumhealth.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ovumhealth

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR OVUM HEALTH INC.

[See attached]



Ovum Health, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Period ended December 31, 2023
& June 30, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Ovum Health, Inc. Management

We have reviewed the accompanying financial statements of Ovum Health, Inc. (the Company) which comprise the statement of financial position as of June 30, 2024 & December 31, 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 28, 2024

OVUM HEALTH, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of	
	June 30, 2024	**December 31, 2023**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	3,944	4,117
Accounts Receivable	135,700	37,929
Receivables - Related Party	-	-
Total Current Assets	139,644	42,046
TOTAL ASSETS	139,644	42,046
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	28,227	3,956
Accounts Payable - Related Party	10,450	3,919
Rent Payable	40,000	25,000
Interest Payable	6,658	1,048
Intercompany Payable	-	-
Total Current Liabilities	85,335	33,923
Non-Current Liabilities:		
Shareholder Loan	175,000	87,500
Long Term Note Payable- Related Party	225,000	225,000
Total Non-Current Liabilities	400,000	312,500
TOTAL LIABILITIES	485,335	346,423
EQUITY		
Common Stock	943	943
Accumulated Deficit	(346,633)	(305,320)
TOTAL EQUITY	(345,691)	(304,378)
TOTAL LIABILITIES AND EQUITY	139,644	42,046

OVUM HEALTH, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	For the Period Ended	
	June 30, 2024	December 31, 2023
Revenues		
Sales	99,453	47,272
Operating Expenses		
Payroll Expense	24,477	3,350
Rent Expense	15,000	25,000
Contractors	1,365	88
Advertising & Marketing	899	170
Professional Fees	3,615	4,393
General and Administrative	89,801	93,543
Total Operating Expenses	**135,157**	**126,544**
Total Loss from Operations	**(35,704)**	**(79,272)**
Other Income/Expense		
Other Income	-	-
Interest Expense	(5,610)	(1,048)
Start-up Costs	-	(225,000)
Total Other Income/Expense	**(5,610)**	**(226,048)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(41,313)**	**(305,320)**
Depreciation Expense	-	-
Amortization Expense	-	-
Earnings Before Income Taxes	**(41,313)**	**(305,320)**
Provision for Income Tax	-	-
Net Income (Loss)	**(41,313)**	**(305,320)**

OVUM HEALTH, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/23	-	-	-	-	-
Issuance of Common Stock	9,425,000	943	-	-	943
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(305,320)	(305,320)
Ending balance at 12/31/23	9,425,000	943	-	(305,320)	(304,378)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(41,313)	(42,255)
Ending balance at 06/30/24	9,425,000	943	-	(346,633)	(346,633)

OVUM HEALTH, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	For the Period Ended	
	June 30, 2024	December 31, 2023
OPERATING ACTIVITIES		
Net Income (Loss)	(41,313)	(305,320)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	-
Accounts Receivable	(97,771)	(37,929)
Accounts Payable	24,271	3,956
Rent Payable	15,000	25,000
Interest Payable	5,610	1,048
Accounts Payable - Related Party	6,531	3,919
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(46,360)	(4,006)
Net Cash provided by (used in) Operating Activities	(87,673)	(309,326)
INVESTING ACTIVITIES	-	-
	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Shareholder Loan	87,500	87,500
Long Term Note Payable	-	225,000
Common Stock	-	943
Net Cash provided by (used in) Financing Activities	87,500	313,443
Cash at the beginning of period	4,117	-
Net Cash increase (decrease) for period	(173)	4,117
Cash at end of period	3,944	4,117

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Ovum Health, Inc ("the Company") was formed in Delaware on July 26th, 2023. The Company generates revenue by contracting with insurance payers as an in-network fertility care provider. The Company's platform provides medical software, clinical decision support, advanced lab testing and analytics to deliver a personalized approach to a healthy pregnancy. Patients are scheduled for telemedicine visits via the Company's electronic medical record (EMR) platform. Once the clinical notes from the visit are complete, the Company submits a claim to the insurance company for payment. Ovum Medical contracts independent 1099 clinicians to deliver its clinical protocols to patients.

To enhance its digital offerings, the Company partnered with IBM, integrating IBM's Watsonx Assistant into its web and mobile apps as the FertilityAnswers Bot. This AI-driven tool answers fertility questions and facilitates medical appointment scheduling, serving over 67,000 users. IBM's no-code solution enabled rapid deployment, supporting the Company's growth and appointment setting. The IBM Build Fund continues to support the Company in developing new AI-powered innovations.

The Company operates solely in the United States at this time.

The Company will conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $3,944 and $4,117 in cash as of June 30, 2024. and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers primarily consists of amounts due from insurance companies and patients for services provided. Receivables from insurance reimbursements are recorded at the time medical services are rendered, with payments typically received within 42 days, though processing can take up to 90 days. The Company actively follows up with insurance companies to ensure timely processing and payment of claims.

Patient co-pays and deductibles are collected at the time of service, while remaining balances are recorded as receivables once insurance claims are processed and reported to patients through the patient portal.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of June 30, 2024, the Company has determined that no allowance for doubtful accounts is necessary.

Property and Equipment

As of June 30, 2024, the Company. does not own any fixed assets and does not have any investments in property, plant, or equipment. All operations and services are conducted using technology platforms, with no capital expenditures in physical fixed assets.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through various service offerings, including insurance reimbursements, paid pilots, and self-pay cash payments. The company's revenue recognition policies are based on the nature of the services provided and the timing of payment collections. Below is a detailed description of each revenue stream and the related performance obligations.

Insurance Reimbursements and Patient Co-Pays: The Company receives revenue from insurance reimbursements and direct payments from patients for co-pays, co-insurance, and deductibles. Revenue is recognized at the time the medical service is rendered. Full payment depends on insurance claim processing and patient balance settlement, which can take up to 90 days, though initial payments are generally processed within 42 days. Co-payments are collected at the time of service, and any remaining patient balances are reported in the patient portal and collected post-claim processing. Payments are typically received through paper checks or credit/debit card transactions.

Paid Pilots: Revenue from paid pilot programs is recognized upon delivery of the healthcare services, irrespective of insurance coverage. These pilots are designed to validate the effectiveness of the Company's services.

Payments are received upfront for a fixed 5-month period, during which the performance obligation is fulfilled regardless of the number of patients served.

Self-Pay Cash Payments: For self-pay patients who opt out of insurance or have non-participating insurance plans, revenue is recognized when the service is provided or upfront if a bundled payment is selected. Patients can pay in advance to receive a discount or use a payment plan with monthly installments. Payments are generally collected at the time of service or upfront in the case of bundled options.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of travel, software and subscriptions, bank charges and fees, and office supplies.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. Below is a summary of related party transactions for the period ended June 30, 2024:

Alice Crisci, CEO and Co-Founder, provided a loan of $120,000 to the Company by utilizing her personal credit cards to cover various expenses. This loan is not considered an equity investment. Additionally, the Company rents office and storage space from Alice at a monthly rate of $2,500. The rental payments from March 2023 to June 2024 totaling $40,000 were deferred to October 2024.

Alice Crisci, CEO and Co-Founder, and Santi Munne CSO and Co-Founder, are invested in MedAnswers, which provided a loan to the Company for $225,000 to cover start-up costs. See Note 5 for further details. Additionally, MedAnswer had a contracted pilot with the Company, in which they paid all the operating costs of the pilot.

Alice Crisci, CEO and Co-Founder, Dr. Kirby Plessala, CMO and Co-Founder, Santi Munne, CSO and Co-Founder, and Lauren Haring, VP Ops and Co-Founder, also own Ovum Medical, LLC, and the Company had $3,919 and 10,450 and accounts payable to Ovum Medical, LLC as of December 31, 2023 and Jun 30, 2024 , respectively.

Matthew White, a shareholder of the Company, extended a loan of $55,000 to the Company using his personal credit cards to cover expenses. This loan is not considered an equity investment.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The company reviews the status of legal proceedings and claims that arise against it in the ordinary course of business on an ongoing basis to determine the potential financial impact, if any.

As of June 30, 2024, the Company has been named in a frivolous lawsuit that the company believes lacks merit. Management is actively working to have this lawsuit dismissed and does not expect it to have a material impact on the company's financial position or results of operations.

The company is committed to complying with all applicable laws and regulations. Management continually monitors regulatory developments to ensure compliance and to address any potential issues that may arise.

NOTE 5 – LIABILITIES AND DEBT

Shareholder Loan 1

The Company entered into a loan agreement with Alice Crisci, CEO and Co-Founder. The original loan amount is $120,000, provided by utilizing her personal credit cards to cover various operating expenses for the Company. The principal balance outstanding as of June 30, 2024, is $120,000. Refer to Note 3 for additional information on this related party transaction.

Shareholder Loan 2

The Company entered into a loan agreement with Matthew White, a shareholder of the Company. The original loan amount is $55,000. The principal balance outstanding as of June 30, 2024, is $55,000. Refer to Note 3 for additional information on this related party transaction.

Long-Term Note Payable

On November 28, 2023, the Company issued an Unsecured Promissory Note to MedAnswers, Inc. in the principal amount of $225,000. The Note bears interest at a rate of 5% per annum, with interest commencing from the date of issuance and continuing to accrue on the outstanding principal amount until paid in full. Interest is computed on the basis of a 365-day year for the actual number of days elapsed. All unpaid interest and principal are due and payable upon request of the holder on or after November 28, 2028. The Company may prepay the Note, in full or in part, at any time prior to the Maturity Date without the written consent of the holder. The Note is unsecured and pari passu with other unsecured promissory notes issued by the Company.

NOTE 6 – EQUITY

As of June 30, 2024, the Company has 9,425,000 shares of common stock issued and outstanding:

On its original Certificate of Incorporation dated July 26, 2023, the Company was authorized to issue 5,000 shares of common stock with a par value of $0.0001 per share.

On November 21, 2023, the Company's Certificate of Incorporation was amended to increase the authorized common shares to 10,000,000 shares, each with a par value of $0.0001 per share. This amendment was adopted by unanimous written consent of the Board of Directors and stockholders in accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware.

Voting: Common stockholders are entitled to one vote per share on all matters presented to stockholders for their action or consideration at any meeting of stockholders. The common stock does not have cumulative voting rights.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. As of June 30, 2024, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 28, 2024, the date these financial statements were available to be issued.

On July 15, 2024, the Company issued an additional 250,000 shares of founders' common stock.

The Company anticipates opening its Atlanta office in October 2024, at which point rental payments to the CEO will cease.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF OVUM HEALTH

Proven Fertility Treatment At Home. Covered By Insurance.

Ovum Health is an on-demand, virtual fertility platform and clinical care network providing non-invasive infertility diagnostics and treatment as a covered benefit for 40 million covered lives under contract.* We provide an evidence-based medical alternative to in vitro ...

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVUM
Proven Fertility
Treatment From the
Comfort of Your Home

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$1.24 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$498.48	$11.94M

REASONS TO INVEST

Our mission is to help women get pregnant, stay pregnant, and live to watch their babies grow.

 We're active in 14 states with 200+ insurance contracts across 6. We have launched a 12-week Preconception Program and contracted 14 clinicians, who are licensed across 42 states.

 Our world-class founding team has helped bring an estimated 150k+ babies into the world, published hundreds of research papers, played a role in changing dozens of healthcare laws, and holds several patents.

Through our contracts with insurance companies to deliver covered health care services to their members, we have a pool of 40M insured lives we can market to and potentially provide services to.

TEAM



Alice Crisci • Chief Executive Officer, Director

Alice Crisci is a venture-backed entrepreneur in health technology, activist, author and cancer survivor. She's co-authored multiple health care laws and spun out Ovum Health to improve the health of moms-to-be and their babies. ...

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Lauren Haring • SVP Operations

Lauren Haring has been a registered nurse for two decades and spent 16 years on the front lines caring for patients at a world-renowned fertility clinic. Lauren serves as SVP of Operations for Ovum Health, an on-demand fertility telehealth platform ...

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Latrice Allen • Chief Patient Advocate

Latrice Allen is Ovum's Chief Patient Advocate, with 30 years' experience helping women and couples create families. She helps patients navigate the complex choices facing them when they need medical assistance to form their family. With deep ...

Read More


THE PITCH

Today's Fertility Issues Need Modern Solutions

Helping Women



GET PREGNANT



After surveying 67,000 infertile women from the FertilityAnswers App to understand their needs, Ovum was created. A unique an on-demand, virtual fertility care platform and clinical network.

Our holistic, noninvasive approach to fertility is designed with patients in mind, every step of the way. We reduce the cost of maternity care by helping couples heal from chronic conditions before they conceive. This is reflected in our early treatment traction, best unit economics in healthcare and launching our 12-week Preconception Wellness Treatment for 100 patients+.

THE PROBLEM & OUR SOLUTION

Healthy Mamas Make Healthy Babies

Problem

The Mass Market Does Not Want IVF as their Treatment


Invasive


Time Consuming


High Failure


Expensive

OVUM


Natural


In-Network


Cost-Savings

Traditional fertility clinics bypass the causes of infertility to achieve a pregnancy through assisted reproductive technology like IVF.

Ovum Health diagnoses the root causes of infertility and reverses the conditions that are in the way of natural fertility and in the way of a low-risk pregnancy like obesity, PCOS, hypertension, insulin resistance, dyslipidemia, anemia, vitamin-D deficiency to name a few.

How It Works

Ovum Health is easy, approachable, natural, and hands-on, with a dedicated team always available to ensure our patients feel supported and cared for throughout their journey. We diagnose fertility issues years earlier than average. After an initial appointment, a specialist will order lab work and reproductive images. Your customized treatment plan is managed virtually.

The Ovum Health Network Difference lies in our multispecialty, evidence-based, and holistic approach to continuous fertility care. We operate within a traditional payor model while focusing on health outcomes and achieving 50% gross margins. Our approach begins at the start, by identifying chronic illnesses, we help patients get healthy first, then facilitate healthier pregnancies and healthier babies through remotely-monitored, medicated, and timed intercourse cycles.

4-Step Process

STEP 1
Free Nurse Consult
Risk-free nursing video call to see if we are a fit for you

STEP 2
Primary Fertility Provider Consult
Rush-free video visit with your PFP

STEP 3
Preconception Treatment
12-36 weeks to reverse chronic conditions

STEP 4
Fertility Treatment
Ovarian stimulation & monitored timed intercourse with P4 support up to 12X

THE MARKET & OUR TRACTION

Holistic Fertility Solutions with Small Competition

Total Addressable Market



- ● FertilityAnswers App User Potential & Contracts
- ● Telemedicine Market
- ● Annual insurance reimbursement in the U.S.

Source

There are 90 million people of reproductive age insured in the United States through Commercial Plans like AETNA, Cigna, Blue Cross and / or Blue Shield, Tricare, United Healthcare, Medicaid and hundreds of plans many have never heard of. Based on CMS-published figures, $4.5 trillion is reimbursed by these commercial plans each year, with Medicare, Medicaid, and the military contributing another $1.5 trillion annually in the United States. Ovum went to market under fee-for-service contracts operating at 50%

gross margins. Within the Serviceable $200 billion telemedicine market, we aim to secure 3,100 annual patients within 24 months of funding, translating into projected annual revenues of up to $3 million.* Through the digital front-door, FertilityAnswers free mobile engagement app, we believe we can capture a significant portion of the serviceable $750 million market.

*The offering materials contain forward looking information. Please see the Forward Looking Information legend at the bottom of the page for more details.

We have an exclusive license for the FertilityAnswers digital platform for AI-enabled lead generation**.

We are accepting cash-pay patients in 14 states, and insured patients in six. With 240 insurance contracts, including major providers like Aetna, BCBS, United, Cigna, Tricare, and Medicaid. Our strategic agreements include IBM, Natera, Labcorp, Quest, and more.

Our competitors target the 0.3% of reproductive-aged people employed by large firms, while Ovum serves the broader market with an inclusive, non-invasive approach. We've secured $315,000 from angels via a $5 million capped convertible note and a $225,000 loan from MedAnswers.

Our leadership team holds exceptional achievements, including over a dozen law reforms and accolades such as Lifetime Networks' Remarkable Woman, Unsung Hero, Congressional Recognition for Courage, and Fabulous Female of Los Angeles.

240

Insurance Contracts in the first 6 states, including...

 
 
 

 
 
 

12+

Strategic Relationships including...

**The FertilityAnswers platform is owned by MedAnswers. The Governing Board of MedAnswers, in coordination with MedAnswers' legal counsel, granted an exclusive license to OVUM HEALTH. Alice Crisci, CEO of OVUM HEALTH, is currently serving as a Director of MedAnswers and, at the time of the execution of this license agreement, was CEO of MedAnswers. The business relationship between MedAnswers and OVUM HEALTH is licensor-licensee.

WHY INVEST

Help Us Support Women on Their Fertility Journey



Invest in
OVUM
Today

$25K
MONTHLY BURN

$500K
2024 ANTICIPATED AR

$200K
FOUNDER'S INVESTMENT

2024 anticipated annual revenue is based on revenue that the Company has already realized in 2024, funding secured for its paid out-of-network pilot, and anticipated revenues for the remainder of the year.

We believe we have achieved a strong product-market fit and are now ready to scale through strategic investments in our team, technology, processes and revenue acceleration. Within the first 24 months of funding, our plans include expanding our insurance contracts nationwide, acquiring 3,100 patients leveraging an AI-enabled automated funnel that drives the lowest CAC in fertility, and potentially achieving $3 million in annual recurring revenue (ARR).* Additionally, we aim to implement a single unified operating platform for FertilityAnswers, our proprietary nutri-tech platform, and ML-driven clinical decision support.

Invest in Ovum Health today and help millions of people realize their dreams of parenthood.

**THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO

THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
929 Irish Rd.
Sagle, ID 83860

WEBSITE
View Site

Ovum Health is an on-demand, virtual fertility platform and clinical care network providing non-invasive infertility diagnostics and treatment as a covered benefit for 40 million covered lives under contract.* We provide an evidence-based medical alternative to in vitro fertilization (IVF) which is typically invasive, expensive, time-consuming, and has a high failure rate.

TERMS

Ovum Health

Overview

PRICE PER SHARE
$1.24

VALUATION
$11.94M

DEADLINE
Jan. 8, 2025 at 7:59 AM UTC

FUNDING GOAL
$7k - $618k

Breakdown

MIN INVESTMENT
$498.48

OFFERING TYPE
Equity

MAX INVESTMENT
$617,999.88

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED

6,048

SHARES OFFERED

Common Stock

MAX NUMBER OF SHARES OFFERED

498,387

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌄

Risks ⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus | 20% Bonus Shares

If you are a previous investor of either Ovum Health or MedAnswers, or if you are a valued partner in Ovum Health, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks | 5% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks | 15% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1

Invest $5,000+ between days 35 - 40 and receive 10% bonus shares.

Flash Perk 2

Invest $5,000+ between day 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk

Invest $5,000+ and receive 5% bonus shares.

Tier 2 Perk

Invest $25,000+ and receive 10% bonus shares.

Tier 3 Perk

Invest $100,000+ and receive 15% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

OVUM HEALTH INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.24/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $124. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonuses.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

IBM Blod

Fertility care provider Ovum Health gives patients information using chat and scheduling tools with IBM watsonx Assistant

View Article

Digital Health

Ovum Health and IBM partner to tackle infertility with AI

View Article

VioHealth Tech

viO HealthTech Partners with Ovum Health to Improve Access to Personalized Information at Home for Women Trying to Conceive and Manage Their Broader Health

View Article

Medical Device Network

Ovum Health partners with IBM Watsonx for fertility care digital service

View Article

Healthcare Digital

IBM & Ovum Health answer fertility questions with AI

[View Article]

[Show More Press]

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StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi I'm Alice I'm the co-founder and CEO of Ovum health and becoming a mama was the single most gratifying experience of my life, and cancer almost got in the way of me experiencing the joys of motherhood. There might be something in your way, it might not be something that you know it could be something you do know like PCOS or fibroids or hypertension, high cholesterol even. You might not be ovulating, you might have heavy periods, you might not have regular periods. Whatever's in the way known or unknown, we at Ovum Health have assembled a whole team of Specialists behind the scenes, some that you'll consult with, some you won't need to. They're going to figure out what's in the way, and they're going to help you heal so that you can have a healthy baby.

Our mission really is healthy Mamas and Healthy Babies make happy families. One thing that's really different about Ovum is that we bring everything to you, meaning you really don't have to leave the house for much and we recognize that a lot of people might have to wait 8 months to see somebody in their own hometown. They might have to drive 200 miles to get to an Imaging Center to make sure that their Fallopian tubes are open, or drive an hour to a lab just to get their blood work done. We're going to make sure that all your care is coordinated and as minimal stress and overwhelm to you as possible. From preconception to all the way till after you deliver, we're going to be your care team.

I'll never forget when I found out that I had cancer. I wasn't scared of the cancer. I was scared that I wouldn't get to become a mama . . and it has catalyzed me forward to make sure that if there is anything in the way of another woman's opportunity, another couple's opportunity, of getting to experience the joy of Parenthood, and the stress, and the dirty diapers, and all the other things that come along with it, that I am out there making sure that I line you up with the right care team, to make sure that you can absolutely create the family that you always dreamed of.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.